11022211

TES
NGE COMMISSION
. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2011
WASH, DC
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

White Oak Merchant Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Kearny Street, 4th Floor

(No. and Street)

San Francisco	**CA**	**94108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Roden **(415) 644-4117**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Robert Roden**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **White Oak Merchant Partners, LLC**, as of **June 30, 2011**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 26 day of August 2011

Notary Public

CARLOTTA L. HENNEMAN
Commission # 1825510
Notary Public - California
San Francisco County
My Comm. Expires Dec 31, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE OAK MERCHANT PARTNERS, LLC (FORMERLY KNOWN AS ACCENT CAPITAL ADVISORS, L.L.C.) AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Members
White Oak Merchant Partners, LLC and Affiliate

We have audited the accompanying consolidated statement of financial condition of White Oak Merchant Partners, LLC (formerly known as Accent Capital Advisors, L.L.C.) and Affiliate (the "Company") as of June 30, 2011. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of White Oak Merchant Partners, LLC and Affiliate as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
August 26, 2011

WHITE OAK MERCHANT PARTNERS, LLC AND AFFILIATE
Consolidated Statement of Financial Condition
June 30, 2011

Assets		
Cash	$	500,888
Accounts receivable		6,819
Equipment, net		4,352
Total assets	$	512,059
Liabilities and Members' Equity		
Accrued expenses	$	36,085
Members' equity		475,974
Total liabilities and members' equity	$	512,059

See Accompanying Notes to Consolidated Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC ("WOMP CA") is a California limited liability company registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). On December 20, 2010, WOMP CA changed its name from Accent Capital Advisors, L.L.C. to White Oak Merchant Partners, LLC.

The members of WOMP CA are also members of White Oak Merchant Partners, LLC ("WOMP DE"), a Delaware limited liability company formed on August 6, 2009. WOMP DE had no operations for the year ended June 30, 2011. Management is in the process of merging WOMP DE into WOMP CA.

As a limited liability company, members' liability is limited to the amount reflected in their capital accounts.

Basis of Presentation

The consolidated financial statement includes the accounts of WOMP CA and WOMP DE (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated upon consolidation.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over estimated useful lives of three years. Equipment consists of only computer equipment.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying consolidated financial statement. If the Company were to incur an income tax liability in the future, interest expense on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $464,803, which was $459,803 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0776 to 1.

4. Related Party Transactions

The Company has entered into an expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Certain members and employees of WOGA provide services to the Company and certain members and employees of the Company provide services to WOGA. Effective January 1, 2011, WOGA has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The agreement provides for the Company to reimburse WOGA $5,500 per quarter for operating expenses and a pro-rata share of the salary for the employees shared by WOGA and the Company.

For the first six months of the year, an expense sharing agreement was in place where WOGA paid all costs attributable to the activities of the Company, including principal and registered representative salaries, office rent, postage, telephone and communication expenses, printing fees and office expenses. WOGA could not at any time and under any circumstances require or request the Company to reimburse it for rent or any other expenses listed above that it had agreed to pay on behalf of the Company.

5. Subsequent Events

Management evaluated subsequent events through August 26, 2011, the date this consolidated financial statement was available to be issued. There were no material subsequent events that required disclosure in this consolidated financial statement.